Cartoon Acquisition, Inc., Form 8-K Current Report dated September 8, 2006

Exhibit 20.1

(Reproduction of) Letter to James W. Margulies Requesting Compliance with Section 16(a) of the Exchange Act

[Identifying Graphic for Cartoon Acquisition, Inc.]

CARTOON ACQUISITION, INC.

Post Office Box 202 Wyoming, New York 14591-0202 Telephone and Telecopier (585) 495-9923

August 14, 2006

James W. Margulies Suite 250 30100 Chagrin Boulevard Pepper Pike, Ohio 44124-5777

                      Subject: Cartoon Acquisition, Inc., a Delaware corporation

Dear Mr. Margulies:

     Recently, without divulging certain information that would be deemed to be "non-public" information by the U. S. Securities and Exchange Commission (the "Commission"), an informal review of the financial information of Cartoon Acquisition, Inc., a United States corporation organized under the laws of the State of Delaware ("Cartoon") was performed by Cartoon's principal certifying accountant.

     As I am sure you know, Cartoon is delinquent in a number of the reports it is obligated to file with the Commission under Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

     As an informal part of Cartoon's compliance officer's review, it was noted that you did not file certain ownership statements relative to your ownership of Cartoon's common stock. As Cartoon's certifying accountant is expected to shortly prepare and release the accounting for Cartoon's delinquent Annual Report on Form 10-KSB (the actual completion date of which is, as of this date, unknown), a portion of that report requires the registrant (Cartoon) to identify filing deficiencies with reference to Exchange Act Section 16(a) disclosures.

     To that extent, this is a preliminary notification to inform you that you (or your designated assigns or legatees) have not filed the forms for the following periods, as follows:

Form 5 - Annual Beneficial Ownership Report:	Calendar Year 2004
Form 4 - Change in Beneficial Ownership:	November 25, 2005
Form 5 - Annual Beneficial Ownership Report:	Calendar Year 2005

Mr. James W. Margulies, August 14, 2006, Page 1 of 2

Cartoon Acquisition, Inc., Form 8-K Current Report dated September 8, 2006

Exhibit 20.1

(Reproduction of) Letter to James W. Margulies Requesting Compliance with Section 16(a) of the Exchange Act

     As you know, following the date of the transaction between the undersigned, acting individually, which date was January 25, 2005, your ownership in Cartoon was 15,000 shares of common stock. On or about November 25, 2005, Cartoon succeeded in a reorganization between it and Diamine Tech Group, Inc., a Delaware corporation. The rate of exchange for Cartoon's pre-merger shareholders was 47.54:1 in Cartoon's post-merger capital (rounded-up to the nearest whole share following the computation), which translates to your ownership in Cartoon as at November 26, 2005 to 713,100 shares of Cartoon's common stock. According to Cartoon's records, this figure is correct to-date.

     Cartoon anticipates causing its stock transfer agent, Olde Monmouth Stock Transfer Co., Inc., of Atlantic Highlands, New Jersey, to issue new certificates for the post-merger shares prior to September 1, 2006.

     Thank you for your attention to this matter and I apologize for the continuing delays to you, and to Cartoon's other shareholders, in this regard. If you have any questions, please do not hesitate to contact me at (585) 495-9923.

Very truly yours, CARTOON ACQUISITION, INC.

/s/ Randolph S. Hudson

Randolph S. Hudson
President

cc: Michael T. Studer, CPA, P. C.

Mr. James W. Margulies, August 14, 2006, Page 2 of 2